Exhibit 99.1

For Immediate Release

October 13, 2015

SAP Announces Preliminary Third Quarter and Nine Months 2015 Results

Cloud Business Surges, Up 116% – Record Third Quarter Non-IFRS Cloud and Software Revenue – Non-IFRS Operating Profit Up 19%

•	Strong Growth in New Cloud Bookings: Up 102%

•	Non-IFRS Cloud and Software Revenue Up 19% to €4.12 Billion

•	Non-IFRS Operating Profit Increased 19% to €1.62 Billion

•	Reiterates Full Year 2015 Outlook

WALLDORF, Germany – October 13, 2015 – After an initial review of its third quarter 2015 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2015.

SAP again delivered strong growth in the cloud, outpacing most pure cloud competitors even without the contribution from the Concur acquisition. Third quarter non-IFRS cloud subscriptions and support revenue grew 116% year-over-year (90% at constant currencies) to €600 million.1 New cloud bookings, the key measure for SAP’s sales success in the cloud, increased 102% in the third quarter to €216 million.2

The Company had very strong top and bottom line growth. Non-IFRS cloud and software revenue increased 19% (12% at constant currencies) to €4.12 billion. Non-IFRS operating profit increased 19% (15% at constant currencies) to €1.62 billion. Non-IFRS basic earnings per share was €0.98 (2014: €0.84), an increase of 16%.

“SAP is uniquely positioned to help our customers become digital businesses. Our flagship S/4HANA is rapidly gaining market share. HANA is redefining the database industry as the standard real-time platform. Our cloud solutions for workforce engagement are best in class and our omni-channel customer experience solutions are growing faster than best of breed competitors. Our HANA Cloud Platform for the Internet of Things and Business Networks for inter-enterprise collaboration are redefining the business software industry. We are firmly reiterating our full year guidance”, said SAP CEO Bill McDermott.

SAP CFO Luka Mucic said: “Our strong double-digit growth in cloud and software revenue was mainly driven by excellent results in mature markets. SAP’s global resilience helped us also sail through stormy

[1]	For the third quarter 2015, Concur contributed €149 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies.
[2]

New cloud bookings consist of all order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. The order amount must be contractually committed (i.e. variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature Ariba and Fieldglass network transaction fees are not reflected in the new cloud bookings metric. Amounts included in the measure are annualized. Concur contributed €59 million to SAP’s new cloud bookings in the third quarter.

SAP Announces Third Quarter and Nine Months 2015 Results	Page 2

waters in emerging markets where we expect to continue to see volatility and economic challenges. Our surge in operating profit reflects our business transformation’s continued success and the improving profitability of our cloud offerings.”

FINANCIAL RESULTS IN THE THIRD QUARTER 2015

All 2015 figures in this release are approximate due to the preliminary nature of the announcement.

	Third Quarter 20151)
	IFRS			Non- IFRS2)
€ billion, unless otherwise stated	Q3 2015	Q3 2014	% change	Q3 2015	Q3 2014	% change	% change const. curr.
Cloud subscriptions and support	0.60	0.28	116%	0.60	0.28	116%	90%
Software licenses	1.01	0.95	7%	1.02	0.95	7%	4%
Software support	2.51	2.23	12%	2.51	2.23	12%	6%
Software licenses and support	3.52	3.18	11%	3.52	3.18	11%	6%
Cloud and software	4.12	3.46	19%	4.12	3.46	19%	12%
Total revenue	4.98	4.25	17%	4.99	4.26	17%	10%
Operating profit	1.21	1.16	5%	1.62	1.36	19%	15%
Operating margin (in %)	24.3	27.2	–2.9pp	32.4	31.8	0.6pp	1.3pp
Basic earnings per share (€)	0.75	0.74	2%	0.98	0.84	16%

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS cloud subscriptions and support revenue was €0.60 billion (2014: €0.28 billion), an increase of 116%. Non-IFRS cloud subscriptions and support revenue was €0.60 billion (2014: €0.28 billion), an increase of 116% (90% at constant currencies). IFRS software licenses revenue was €1.01 billion (2014: €0.95 billion), an increase of 7%. Non-IFRS software licenses revenue was €1.02 billion (2014: €0.95 billion), an increase of 7% (a increase of 4% at constant currencies). IFRS software licenses and support revenue was €3.52 billion (2014: €3.18 billion), an increase of 11%. Non-IFRS software licenses and support revenue was €3.52 billion (2014: €3.18 billion), an increase of 11% (6% at constant currencies). IFRS cloud and software revenue was €4.12 billion (2014: €3.46 billion), an increase of 19%. Non-IFRS cloud and software revenue was €4.12 billion (2014: €3.46 billion), an increase of 19% (12% at constant currencies). IFRS total revenue was €4.98 billion (2014: €4.25 billion), an increase of 17%. Non-IFRS total revenue was €4.99 billion (2014: €4.26 billion), an increase of 17% (10% at constant currencies).

IFRS operating profit was €1.21 billion (2014: €1.16 billion), a increase of 5%. Non-IFRS operating profit was €1.62 billion (2014: €1.36 billion), an increase of 19% (an increase of 15% at constant currencies). IFRS operating margin was 24.3% (2014: 27.2%), a decrease of 2.9 percentage points. Non-IFRS operating margin was 32.4% (2014: 31.8%), a increase of 0.6 percentage points (1.3 percentage points at constant currencies).

SAP Announces Third Quarter and Nine Months 2015 Results	Page 3

FINANCIAL RESULTS IN THE FIRST NINE MONTHS 2015

	Nine Months 20151)
	IFRS			Non- IFRS2)
€ billion, unless otherwise stated	9M 2015	9M 2014	% change	9M 2015	9M 2014	% change	% change const. curr.
Cloud subscriptions and support	1.65	0.74	124%	1.66	0.74	124%	92%
Software licenses	2.69	2.53	6%	2.69	2.53	6%	–1%
Software support	7.49	6.49	16%	7.49	6.49	15%	7%
Software licenses and support	10.18	9.02	13%	10.18	9.02	13%	4%
Cloud and software	11.84	9.76	21%	11.85	9.76	21%	11%
Total revenue	14.45	12.10	19%	14.46	12.11	19%	9%
Operating profit	2.55	2.58	–1%	4.07	3.51	16%	5%
Operating margin (in %)	17.7	21.3	–3.6pp	28.1	29.0	–0.9pp	–1.0pp
Basic earnings per share (€)	1.49	1.65	–10%	2.37	2.19	8%

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS cloud subscriptions and support revenue was €1.65 billion (2014: €0.74 billion), an increase of 124%. Non-IFRS cloud subscriptions and support revenue was €1.66 billion (2014: €0.74 billion), an increase of 124% (92% at constant currencies). IFRS software licenses revenue was €2.69 billion (2014: €2.53 billion), an increase of 6%. Non-IFRS software licenses revenue was €2.69 billion (2014: €2.53 billion), an increase of 6% (a decrease of 1% at constant currencies). IFRS software licenses and support revenue was €10.18 billion (2014: €9.02 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €10.18 billion (2014: €9.02 billion), an increase of 13% (4% at constant currencies). IFRS cloud and software revenue was €11.84 billion (2014: €9.76 billion), an increase of 21%. Non-IFRS cloud and software revenue was €11.85 billion (2014: €9.76 billion), an increase of 21% (11% at constant currencies). IFRS total revenue was €14.45 billion (2014: €12.10 billion), an increase of 19%. Non-IFRS total revenue was €14.46 billion (2014: €12.11 billion), an increase of 19% (9% at constant currencies).

IFRS operating profit was €2.55 billion (2014: €2.58 billion), a decrease of 1%. Non-IFRS operating profit was €4.07 billion (2014: €3.51 billion), an increase of 16% (a increase of 5% at constant currencies). IFRS operating margin was 17.7% (2014: 21.3%), a decrease of 3.6 percentage points. Non-IFRS operating margin was 28.1% (2014: 29.0%), a decrease of 0.9 percentage points (1.0 percentage points at constant currencies).

SAP Announces Third Quarter and Nine Months 2015 Results	Page 4

BUSINESS OUTLOOK 2015

The Company reiterates the following 2015 outlook:

•

Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	The Company expects full year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).

•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

The company will report its complete third quarter and nine months 2015 results on October 20th.

*****

Additional Information

2015 revenue and profit figures include the full revenue and profit from Concur and Fieldglass. The comparative numbers for 2014 include Concur starting December 4 and May 2.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Third Quarter 2015 Interim Report

SAP’s third quarter 2015 Interim Report will be published on October 20, 2015 and will be available for download at www.sap.com/investor.

Webcast

SAP earnings conference call for financial analysts will take place on Tuesday, October 20th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 293,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber                               +49 (6227) 7-44872                 investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Nicola Leske                               +49 (6227) 7-50852                  nicola.leske@sap.com, CET

Daniel Reinhardt                         +49 (6227) 7-40201                 daniel.reinhardt@sap.com, CET

Andy Kendzie                             +1 (202) 312-3919                   andy.kendzie@sap.com, ET

SAP Announces Third Quarter and Nine Months 2015 Results	Page 5

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